Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Tara Harkins

Kevin Vaughn

Jane Park

Jeffrey Gabor

Re:	PepGen Inc.

Draft Registration Statement on Form S-1

Submitted on October 1, 2021

CIK No. 0001835597

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of PepGen Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 1, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated October 28, 2021 addressed to James McArthur, Ph.D., the Company’s President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

February 11, 2022

Draft Registration Statement on Form S-1 submitted on October 1, 2021

Overview, page 1

1.

Please revise the opening paragraph to provide context and balance to your disclosure that you are an “early-stage” biopharmaceutical company and to highlight that your operations are preclinical in nature and your reliance on patents in-licensed from OUI and MRC.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure in its opening paragraph on page 1 of Amendment No. 1 to highlight the Company’s early stage of development and reliance on in-licensed patents.

2.

Please clarify the meaning and significance of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain the meaning of exon, dystrophin, CUG trinucleotide and HSALR.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 1, 3, and 4 of Amendment No. 1 by providing definitions and significance of scientific and technical terms.

Our Portfolio, page 2

3.

We note the inclusion of your PGN-EDO44 and PGN-EDO45 discovery programs in your pipeline table on pages 2 and 117. We also refer to the inclusion of PGN-EDONMD for an undisclosed indication in the last row of your pipeline table. Given the status of development, no specified target indication for PGN-EDONMD and limited disclosure regarding these discovery programs, it seems premature to highlight these products prominently in the pipeline table. Please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs or alternatively, remove any programs that are not currently material from the pipeline table.

U.S. Securities and Exchange Commission

February 11, 2022

RESPONSE: The Company respectfully advises the Staff that it has removed PGN-EDONMD from its pipeline table and will address PGN-EDO44 and PGN-EDO45 in a subsequent pre-effective amendment to the Registration Statement in response to the Staff’s comment.

4.

We refer to your disclosure on page 2 of your pipeline of oligonucleotide therapeutics candidates that are engineered to “safely and effectively” target the root cause of serious diseases, such as Duchenne muscular dystrophy. Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including that cited above.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.

PGN-EDO51, page 3

5.

We refer to your disclosure on page 3 relating to your conclusion that you observed the “most potent exon skipping compared to any approved therapeutic or known developmental candidate” across target issues. Please revise your Summary to provide more balanced disclosure by clarifying whether any head-to-head comparisons were conducted.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.

Our Team and Investors, page 5

6.

We note that you identify certain entities as investors in your company on page 5; however, some do not appear to be among your principal stockholders as disclosed on page 183. If material, please expand your disclosure to describe the nature of each named entity’s investment in you and explain to us why including this information is appropriate. Please also explain in your response your plans to update investor about changes these entities make with respect to their investments in the company.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, 91

7.

You state on page 92 that investors are cautioned not to “place undue reliance on” statements that reflect your intentions and expectations disclosed in forward-looking statements. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

U.S. Securities and Exchange Commission

February 11, 2022

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 93 of Amendment No. 1 in response to the Staff’s comment by removing the “undue reliance” language.

Use of Proceeds, page 93

8.

To the extent known, please revise your disclosure to include each of the programs listed in your Summary pipeline table and the approximate amount of proceeds you intend to allocate toward each of the programs identified, as well as how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 96 of Amendment No. 1 in response to the Staff’s comment to include each program listed in the Summary pipeline table and that it will include the estimated net proceeds and how far the proceeds from the offering will allow for continued development of each program from the initial public offering when it includes the per share price range in a pre-effective amendment to the Registration Statement.

Capitalization, page 96

9.

You disclose that you have 1,051,720 shares of Class A common stock outstanding as of June 30, 2021. However, on page F-25 you disclose that you have 910,160 shares of Class A common stock outstanding as of the same date. Please reconcile these amounts and revise accordingly. Please note that this discrepancy also impacts your historical net tangible book value per share calculation of your common stock on page 98.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the reconciling difference of 141,560 shares relates to shares that are restricted and subject to repurchase. Shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. The historical net tangible book value per share calculation has been based on 1,051,720 shares of common stock issued and outstanding as of such date, including the 141,560 shares subject to forfeiture or right of repurchase by the Company as of such date. The Company has revised page 99 of Amendment No. 1 to disclose that 141,560 shares are restricted and subject to repurchase and revised pages F-21 and F-39 to note that based on these restrictions the shares have not been included in the shares outstanding on the consolidated balance sheets.

10.

We note on pages F-19 and F-37 that all of your outstanding preferred shares will convert automatically into common stock in the closing of the sale of shares of your common stock to the public at a price of at least $57.12 per share (subject to adjustment) in an underwritten public offering. Explain to us why you believe these pro forma adjustments related to the conversion of your preferred shares upon the initial public offering are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

U.S. Securities and Exchange Commission

February 11, 2022

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised pages F-19 and F-37 of Amendment No. 1 to disclose that the outstanding preferred shares will also automatically convert into common stock upon the vote or written consent from the Requisite Holders (defined as at least 80% of the holders of Series A redeemable convertible preferred stock).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 103

11.	Please revise to also include disaggregated disclosures by nature of expenses incurred for each reporting period presented.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has historically not tracked research and development expenses at a more detailed level then what has been presented in the table. The Company expects to continue developing capabilities to track research and development expense at a more granular level, but at this time believes that providing an incomplete allocation would provide partial information without the necessary context. The Company respectfully directs the Staff to the breakdown of research and development expenses on page 104 of Amendment No. 1.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 111

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will provide this explanation in a supplemental correspondence when it has obtained an estimated offering price range.

Business, page 116

13.

Please revise the graphic on page 136 to ensure that the labels and units on both axes are legible. Please also revise the graphics on page 142 and 143 to clarify the meaning of the abbreviations, such as “PPMO dose” and “WT.”.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 137 of Amendment No. 1 in response to the Staff’s comment by clearly labeling the axes of the graphic and it has revised its disclosure on pages 147 and 148 of Amendment No. 1 in response to the Staff’s comment by clarifying abbreviations.

U.S. Securities and Exchange Commission

February 11, 2022

Comparison with Other Oligonucleotide Delivery Technologies in Development, page 126

14.

We note your disclosure on page 126 of the in vivo studies comparing your EDO technology with other CPP-PMO approaches in a number of animal models. We also refer to your disclosure on page 134 relating to the repeat dose administration of PGNEDO51. Please expand your disclosure to address the related statistical significance and/or p-values and the design and scope of your studies, including the number of subjects and whether any adverse events were observed (if any).

RESPONSE: The Company respectfully advises the Staff that it has revised its graphic on page 137 of Amendment No. 1 in response to the Staff’s comment to include n-numbers and statistical significance where appropriate. It is common for pre-clinical studies to be designed to inform future trials, and thus such studies may not be powered to assess statistical significance.

Safety data: Generally well-tolerated a clinically-relevant dose levels, page 135

15.

We refer to your disclosure of levels of hypomagnesemia observed in patients on page 135. Please expand your disclosure to discuss the significance of the magnesium levels observed and how the results support your conclusion that PGN-EDO51 has a potential therapeutic index.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 141 of Amendment No. 1 in response to the Staff’s comment.

License of Technology Agreement with Oxford University Innovation Limited, page 149

16.

Please revise to disclose when the last-to-expire licensed patent is set to expire under the OUI/MRC License. Please also disclose the upfront or execution payments, the aggregate of milestone payments to be paid or received and the aggregate amounts paid or received under the OUI/MRC License, as applicable..

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 156 of Amendment No. 1 in response to the Staff’s comment.

Intellectual Property, page 151

17.

We note your disclosure on page 153 relating to the issued patent and patent applications that you exclusive license under the OUI/MRC License with respect to the EDO platform. Please expand your disclosure to specify the specific technology to which such patent relates, as well as the type of patent protection and the applicable jurisdiction of the one issued patent.

U.S. Securities and Exchange Commission

February 11, 2022

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 158 and 159 of Amendment No. 1 in response to the Staff’s comment.

General

18.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

***

If you should have any questions regarding the enclosed matters, please contact me at (617) 570 1483.

Sincerely,

/s/ James Xu, Esq.
James Xu, Esq.

Enclosures

cc:	James McArthur, Ph.D., President and Chief Executive Officer, PepGen, Inc.